General Meeting
of Shareholders

(Ordinary and Extraordinary)

on December 13, 2004
at 9:00 a.m.

at Sofitel Paris — Bercy
1, rue de Libourne
75012 PARIS

Table of contents

Administration, management & control	4
Auditors and Statutory Auditors	5
The Shareholders’ Committee	5
Brief summary	6
Key Figures of the Company over the last five fiscal years	9
Agenda	10
Draft resolutions	11

This document is a translation of parts of the French document D-133 ''Notice of meeting’’ and is being furnished for information purposes only

Administration, management & control

The Supervisory Board

The Supervisory Board is composed of 11 members:

Jean-François Dehecq
Chairman

René Sautier
Vice-Chairman

Joachim Betz
Representative of employees’ interests

Werner Bischoff
Representative of employees’ interests

René Barbier de la Serre
Member of the Supervisory Board

Alain Dorbais
Representative of employees’ interests

Jean-Paul Léon
Member of the Supervisory Board

Pierre Lepienne
Member of the Supervisory Board

Pierre Simon
Member of the Supervisory Board

Gérard Van Kemmel
Member of the Supervisory Board

Christian Neveu
Representative of employees’ interests

The Management Board

The Management Board is composed of 7 members:

Gérard Le Fur
Chairman

Jean-Claude Armbruster
Member of the Management Board

Jean-Claude Leroy
Member of the Management Board

Gilles Lhernould
Member of the Management Board

Heinz-Werner Meier
Member of the Management Board

Dirk Oldenburg
Member of the Management Board

Hanspeter Spek
Member of the Management Board

Auditors, Statutory Auditors

Statutory Auditors
PricewaterhouseCoopers Audit
RSM Salustro Reydel

Auditors
PricewaterhouseCoopers

Shareholders’ Committee

This advisory Committee, established in March 1994, is composed of 12 members:

Jacques Begon
Veterinarian

Jella Benner-Heinacher
DSW Association
(Deutsche Schutzvereinigung für Wertpapierbesitz)

Arash Charifi
Asset Manager

Jacques Coutance
Physical Therapist

Hermann Hadtstein
Company Director

Reinhild Keitel
SDK Association
(Schutzgemeinschaft der Kapitalanleger –
Die Aktionärsvereinigung)

Viviane Neiter
APAI Association (Association pour la Protection
des Actionnaires Individuels)

Colette Neuville
ADAM Association
(Association de Défense des Actionnaires Minoritaires)

René Pernolet
University Professor

Nicole Sablong
Professeur d’université

Dominique Troublé
ASAVE Association
(Association des Actionnaires Salariés d’Aventis)

George T. Yates
Attorney at Law

Brief summary

First-Half Results for 2004

For the first half-year, Aventis consolidated group sales were € 8.166 billion in the first half of 2004 compared to € 8.622 billion in the year-ago period. The 2003 sales figure includes the consolidated sales from the therapeutic proteins business Aventis Behring, which was divested on March 31, 2004, and is being treated as a discontinued operation in the 2004 results (and therefore excluded from consolidated sales). Group net income was € 1.166 billion in the first half of 2004 compared to € 813 million in the year-ago period, while consolidated earnings per share (EPS), including costs related to the tender offer initiated by Sanofi-Synthélabo, were € 1.50 compared to € 1.03. Before the costs related to the tender offer initiated by Sanofi-Synthélabo, EPS would have been € 1.64. In the second quarter, consolidated group sales were € 4.220 billion compared to € 4.427 billion in the second quarter of 2003.

Highlights of the first half of 2004

On January 26, 2004, Sanofi-Synthélabo publicly announced an unsolicited public share and cash offer for the shares of Aventis. Following an agreement reached between the two groups, Sanofi-Synthélabo publicly announced an agreed improved offer for Aventis on April 26, 2004.

The terms of these offers were the subject of notes of information submitted to the l’Autorité des marchés financiers (AMF) and published in Les Echos of February 16 and May 11, 2004

In connection with the offer, and to comply with the demands of the US and European antitrust authorities, Sanofi-Synthélabo announced:

•	June 25, 2004: signature of an agreement with Pfizer Inc. group regarding the divestment of Aventis’ interests in Campto® (irinotecan) in response to requests made by the competition authorities, for a maximum price of $620 million including some milestone payments for the registration of future indications. Subject to consent from the US Federal Trade Commission and the success of the Sanofi-Synthélabo offer for Aventis, Pfizer will take over key clinical studies for Campto® that are currently conducted by Aventis, together with certain patents and other assets pertaining to territories where Pfizer currently markets irinotecan, including the United States. Pfizer will also, subject to certain conditions including clearance by European competition authority, acquire all the other assets relating to Campto® held by Aventis.

•	The Combined General Meeting of Sanofi-Synthélabo shareholders held on June 23, 2004 approved, subject to the success of the offer for Aventis, a capital increase by issuance of shares to be delivered in exchange for Aventis shares tendered in the offer, together with a change in the company’s name from Sanofi-Synthélabo to sanofi-aventis.

The same meeting also appointed or confirmed the appointment of Jean-François Dehecq (Chairman and Chief Executive Officer) and eight members of the Board of Directors proposed by Sanofi-Synthélabo, and, subject to the condition precedent of the completion of the settlement of the offer, and with effect from that date, the appointment of eight members of the Board of Directors proposed by Aventis.

Other highlights of the first half of 2004

•	On the 1st of April, 2004, the U.S. Food and Drug Administration (FDA) approved Ketek® (telithromycin) tablets in the US. Ketek® has been developed to face the increasing spread of drug-resistant bacteria to traditional antibiotics.

•	On the 21st of May 2004, the U.S. Food and Drug Administration (FDA) approved Taxotere® for use as a treatment for men with androgen-independent (hormone-refractory) metastatic prostate cancer.

•	The Annual General Meeting of Aventis held on the 11th of June, 2004, approved a total dividend of 638 548 410 euros, resulting in a net dividend of € 0.82 per share (Ex-dividend date: June 15, 2004)

Recent events related to the offer for Aventis

–	Expiration of the offer

On July 29, 2004, the United States Federal Trade Commission (FTC) accepted a Consent Decree for public comment, thereby clearing the way for Sanofi-Synthélabo to complete its acquisition of Aventis.

The offer period expired on July 30, 2004.

–	Results of sanofi-aventis’ offer for Aventis before subsequent offering period

The Autorité des Marchés Financiers (AMF) published the definitive results of the offer on August 12, 2004. These results indicate that, as of the expiration of the offers, in aggregate 769,920,773 Aventis shares had been tendered into the French, German and U.S. offers, including the Aventis shares underlying ADSs tendered into the U.S. offer.

These results indicate that 769,920,773 Aventis shares representing 95.47% of the share capital and 95.52% of the voting rights of Aventis, on an issued and outstanding basis of 806,437,011 shares and 806,044,276 voting rights as of July 31, 2004, have been tendered into the offers. On a fully-diluted basis, 769,920,773 Aventis shares representing 89.84% of the share capital and 89.88% of the voting rights of Aventis have been tendered.

The settlement of the offers and the delivery of the offer consideration in respect of the tendered Aventis ordinary shares occurred on Friday, August 20, 2004 and, in respect of Aventis ADSs tendered in the U.S. offer on Thursday, August 26, 2004.

Sanofi-aventis has provided a subsequent offering period until September 6, 2004.

–	Final results of sanofi-aventis’ offer for Aventis

On September 16 2004, the French Autorité des marchés financiers (AMF) published the definitive results of sanofi-aventis’ offers for Aventis after the subsequent offering periods. These results indicate that, as of the expiration of the subsequent offering periods on September 6, 2004, in aggregate an additional 21,397,038 Aventis ordinary shares had been tendered into the French, German and U.S. offers during the subsequent offering periods (including an additional 709,640 Aventis ordinary shares underlying the Aventis ADSs tendered during the subsequent offering period of the U.S. offer).

When combined with the 769,920,773 Aventis shares tendered into the offers during the initial offering period that ended on July 30, 2004, these results indicate that sanofi-aventis will hold 791,317,811 Aventis shares representing 98.03% of the share capital and 98.09% of the voting rights of Aventis, based on 807,204,134 shares and 806,750,129 voting rights outstanding on August 31, 2004. After giving effect to the offers, on a fully-diluted basis, sanofi-aventis will hold 92.44% of the share capital and 92.49% of the voting rights of Aventis.

–	Sanofi-aventis Dividend Payment Date

Under the terms of the offers, each sanofi-aventis ordinary share issued to tendering holders of Aventis ordinary shares entitled the holders (provided they continued to hold the sanofi-aventis ordinary shares through payment) to receive the dividend of €1.02 that the shareholders of sanofi-aventis approved for distribution in respect of sanofi-aventis’s 2003 results. This dividend was paid on September 30, 2004, to the holders of the new sanofi-aventis ordinary shares as of the close of business on September 29, 2004. An interim dividend of €0.97 per share had already been distributed on the existing sanofi-aventis ordinary shares. The balance of €0.05 remaining on the 2003 dividend was also paid on these existing sanofi-aventis ordinary shares on September 30, 2004, to whomever held those existing sanofi-aventis ordinary shares as of the close of business on September 29, 2004.

•	Following the acquisition of control of Aventis by sanofi-aventis, the Supervisory Board met on August 30, 2004. During this meeting, new members were elected after resignations. The Supervisory Board appointed the new members of the Management Board after having terminated the mandates of their predecessors and also approved the divestment of Campto®.

•	The Management Board of Aventis at its meeting on October 13, 2004, and the Supervisory Board of Aventis at its meeting on October 14, 2004, have each approved the plan of merger. The merger exchange ratio has been set at 27 sanofi-aventis ordinary shares for 23 Aventis ordinary shares, substantially equivalent to the exchange ratio offered in the all-stock election in the public tender offer before the adjustment in respect of the Aventis dividend (or 1.1739).

They recommend to the shareholders to vote in favor of the operation.

The methods of merger are detailed in the merger treaty, the report of the Management Board and its appendix document E filed with the Autorité des marchés financiers.

Other highlights of the second half of 2004

•	On July 15, 2004, dividend payment date

•	On August 4, 2004, the US Food and Drug Administration (FDA) approved SCULPTRA™ (injectable poly-L-lactic acid) as the only product for the restoration and/or correction of the signs of facial fat loss (lipoatrophy) in people with human immunodeficiency virus.

•	On August 23, 2004, announcement of the project to acquire the shares of the outstanding shareholders of Hoechst AG, through a squeeze out transaction against payment of an adequate cash compensation.

•	On August 31, 2004, the General Meeting of Hoechst AG shareholders approved a dividend of € 0.77 per share (€ 431 million). The dividend was distributed on September 1, 2004. Hoechst AG is a 98.1 percent-owned subsidiary of Aventis.

•	On October 1st, 2004, divestment by sanofi-aventis of Aventis’ interests in Campto® (irinotecan)

•	On October 4, 2004, announcement by Aventis that Apidra® (insulin glulisine) has been granted marketing authorization by the European Commission. Apidra®, already approved in the US in April 2004, is a rapid acting insulin analogue, for the control of hyperglycemia in treatment of adult patients with diabetes mellitus.

•	On October 13st 2004, capital increased following the exercise of stock options and warrants. Share capital amounts to 3 085 061 398,72 euros divided into 807 607 696 ordinary share with a par value of 3.82 euros, resulting in 807 277 210 voting rights. The exercise of Aventis stock options has been suspended from October 8th, 2004 (included) to December 31st, 2004 (included).

Outlook

Following the general meetings of shareholders of Aventis and of sanofi-aventis, the Aventis company will be dissolved without liquidation on December 31, 2004.

Figures (and other characteristics items) of the Company over the last five financial years
(Articles 133, 135 et 148 of the Decree of 23 March 1967 concerning business Corporations)

Nature of the indications		2003	2002	2001	2000	1999

I. CAPITAL AT END OF FINANCIAL YEAR

Share capital (in thousands of euros from 25/01/1999)		3,064,758	3,053,993	3,039,275	3,002,059	2,978,896
Number of ordinary shares	(1)	802,292,807	799,474,490	795,621,603	785,879,483	779,815,716
Number of equity options not exercised at 31 December	(2)	261,971	95,385	—	—	—
Number of equity warrants not exercised at 31 December	(3)	—	—	—	26,603,988	26,611,185
II. OPERATIONS AND FIGURES OF FINANCIAL YEAR (thousands of euros)

Turnover before taxation		261,144	298,493	261,451	187,444	95,600
Earnings before tax, dépréciation allowances and appropriations to reserve		729,933	1,355,611	394,219	958,447	238,658
Tax on profits	(* )	67,785	3,721	834	12,537	9,383
Earnings after tax, dépréciation allowances and appropriations to reserve		847,051	1,145,352	498,674	419,975	750,833
Distributed earnings:
- dividendes		—	552,981	460,145	392,940	350,917
- deduction
III. EARNINGS PER SHARE in euro

Earnings after tax, before depreciation allowances and appropriations to reserve		0.83	1.69	0.49	1.20	0.29
Earnings after tax, depreciation allowances and appropriations to reserve		1.06	1.43	0.63	0.53	0.96
Dividend allocated to each ordinary share (net amount)		—	0.70	0.58	0.50	0.45
IV. PERSONNEL

Average number of employees during financial year		228	183	185	178	176
Total wage bill (thousands of euros)		29,063	29,731	26,172	30,077	18,187
Total amount paid in welfare benefits during financial year (Social Security, social work...) (thousands of euros)		22,071	16,582	12,401	15,189	10,819

(1) Recapitulation of successive ordinary share ordinaires issues which make up the capital		2003	2002	2001	2000	1999

Increase in capital reserved for employees		2,485,687	2,341,073	—	4,943,556	—
Increase in capital resulting from exercising equity options		332,630	1,511,814	886,514	1,117,812	2,047,798
Increase in capital through issue of “ABSA” and from 1998 following exercising of warrants		—	—	8,855,606	2,399	1,565
Increase in capital resulting from public offer of exchange and “Hoechst AG” contribution in kind		—	—	—	—	405,856,579
(2) Issuing 2002 : at a price of 75.70 euros before April 1st. 2007 : 1 option = 1 share of 3.82 euros		94,395	95,385	—	—	—
Issuing 2003 : at a price of 45.64 euros before April 1st. 2008 : 1 option = 1 share of 3.82 euros		167,576	—	—	—	—

(3) Three warrants give the right to apply for an “A” ordinary share at a nominal value of 3.82 euros at the unit price of 46.19 euros between 4/11/1997 and 5/11/2001.

(*) Not including tax incidence.

Agenda

Ordinary Section

•	Report of the Management Board

•	Ratification of the appointments of Messrs Jean-François Dehecq, René Sautier, René Barbier de la Serre, Jean-Paul Léon, Pierre Lepienne, Pierre Simon et Gérard Van Kemmel, as members of the Supervisory Board.

Extraordinary Section

•	Reports of the Management Board and the Supervisory Board

•	Reports of the Merger Auditors

•	Review and approval of the merger of Aventis with and into sanofi-aventis

•	Disolution without liquidation of Aventis, subject to the satisfaction of the conditions precedent related to the merger

•	Delegation of powers

Draft resolutions

Ordinary section

DRAFT RESOLUTIONS
COMBINED ORDINARY AND EXTRAORDINARY
GENERAL MEETING
DECEMBER 13, 2004

Within the powers of the ordinary general meeting:

First resolution
(Ratification of the appointment of Mr. Jean-François Dehecq)

The general meeting, voting under the quorum and majority conditions for ordinary meetings, ratifies the appointment of Mr. Jean-François Dehecq, as a member of the supervisory board, made on a temporary basis by the supervisory board at its meeting held on August 30, 2004, as a replacement for Mr. Jürgen Dormann, who resigned.

The office of member of the supervisory board will expire at the end of the general meeting of shareholders convened to vote on the financial statements for the 2006 fiscal year.

Second resolution
(Ratification of the appointment of Mr. René Sautier)

The general meeting, voting under the quorum and majority conditions for ordinary meetings, ratifies the appointment of Mr. René Sautier, as a member of the supervisory board, made on a temporary basis by the supervisory board at its meeting held on August 30, 2004, as a replacement for Mr. Jean-René Fourtou, who resigned.

The office of member of the supervisory board will expire at the end of the general meeting of shareholders convened to vote on the financial statements for the 2006 fiscal year.

Third resolution
(Ratification of the appointment of Mr. René Barbier de la Serre)

The general meeting, voting under the quorum and majority conditions for ordinary meetings, ratifies the appointment of Mr. René Barbier de la Serre, as a member of the supervisory board, made on a temporary basis by the supervisory board at its meeting held on August 30, 2004, as a replacement for Mr. Jean-Marc Bruel, who resigned.

The office of member of the supervisory board will expire at the end of the general meeting of shareholders convened to vote on the financial statements for the 2006 fiscal year.

Fourth resolution
(Ratification of the appointment of Mr. Jean-Paul Léon)

The general meeting, voting under the quorum and majority conditions for ordinary meetings, ratifies the appointment of Mr. Jean-Paul Léon, as a member of the supervisory board, made on a temporary basis by the supervisory board at its meeting held on August 30, 2004, as a replacement for Mr. Martin Frühauf, who resigned.

The office of member of the supervisory board will expire at the end of the general meeting of shareholders convened to vote on the financial statements for the 2006 fiscal year.

Fifth resolution
(Ratification of the appointment of Mr. Pierre Lepienne)

The general meeting, voting under the quorum and majority conditions for ordinary meetings, ratifies the appointment of Mr. Pierre Lepienne, as a member of the supervisory board, made on a temporary basis by the supervisory board at its meeting held on August 30, 2004, as a replacement for Mr. Serge Kampf, who resigned.

The office of member of the supervisory board will expire at the end of the general meeting of shareholders convened to vote on the financial statements for the 2006 fiscal year.

Sixth resolution
(Ratification of the appointment of Mr. Pierre Simon)

The general meeting, voting under the quorum and majority conditions for ordinary meetings, ratifies the appointment of Mr. Pierre Simon, as a member of the supervisory board, made on a temporary basis by the supervisory board at its meeting held on August 30, 2004, as a replacement for Mr. Hubert Markl, who resigned.

The office of member of the supervisory board will expire at the end of the general meeting of shareholders convened to vote on the financial statements for the 2006 fiscal year.

Seventh resolution
(Ratification of the appointment of Mr. Gérard Van Kemmel)

The general meeting, voting under the quorum and majority conditions for ordinary meetings, ratifies the appointment of Mr. Gérard Van Kemmel, as a member of the supervisory board, made on a temporary basis by the supervisory board at its meeting held on August 30, 2004, as a replacement for Mr. Günter Metz, who resigned.

The office of member of the supervisory board will expire at the end of the general meeting of shareholders convened to vote on the financial statements for the 2006 fiscal year.

Within the powers of the extraordinary general meeting:

Eighth resolution
(Consideration and approval of the merger of Aventis with and into sanofi-aventis)

The general meeting, voting under the quorum and majority conditions for extraordinary meetings, having considered:

•	The report of the management board and its annex (the document E as filed with the French Financial Authority (Autorité des marchés financiers)) and the report of the supervisory board;

•	The report on the terms of the merger, the report on the value of the contributions in kind and the report on the number of sanofi-aventis shares for which the equity warrants (bons de souscription d’actions) issued by Aventis will be entitled to be exercised, prepared by Messrs Dominique Ledouble and René Ricol, merger auditors appointed by order of the President of the Paris Commercial Court (Président du Tribunal de Commerce de Paris) on September 7, 2004;

•	The plan and agreement of merger of Aventis with and into sanofi-aventis, provided by a private instrument, dated October 14, 2004;

•	The interim financial statements of sanofi-aventis and Aventis, as of August 31, 2004;

1	Approves all the provisions of the plan and agreement of merger of Aventis with and into sanofi-aventis pursuant to which Aventis contributes by merger all the assets and liabilities comprising its estate (patrimoine) to sanofi-aventis, subject to the conditions precedent set forth at Article 14 of that agreement, and in particular:

•	the valuation of the assets contributed amounting to € 41.208.544.876, and of the liabilities assumed amounting to € 14,099,319,197, representing a net asset value contributed of € 27.109.225.679, based on the financial statements of Aventis as of December 31, 2003. These elements take into account the transactions affecting the stockholders’ equity of Aventis effected during the intervening period;

•	the merger consideration for this contribution according to an exchange ratio of 27 sanofi-aventis shares for 23 Aventis shares;

•	the setting of the effective time of the merger, for legal purposes, at December 31, 2004, subject to the conditions precedent set forth at Article 14 of the merger agreement, with retroactive effect for tax and accounting purposes as of January 1, 2004, so that the results of all transactions affecting the assets or liabilities of Aventis effected by Aventis between January 1, 2004 and the effective time of the merger, which is December 31, 2004, will be deemed to be for the benefit or liability of sanofi-aventis and will be deemed to have been accomplished by sanofi-aventis since January 1, 2004; and

•	assumption by sanofi-aventis of the obligations of Aventis related to the debt securities issued by Aventis.

2	Takes notice that, in accordance with article L.236-3 of the French Commercial Code (Code de commerce), there shall be no exchange of the Aventis shares held by sanofi-aventis and takes notice that, subject to the satisfaction of the conditions precedent set forth at article 14 of the merger agreement, sanofi-aventis will increase its share capital by € 38,245,770 through the creation of 19,122,885 new shares, nominal value 2 euros per share, to be allocated to Aventis shareholders at the rate of 27 sanofi-aventis shares for 23 Aventis shares, at the effective time of the merger (which is December 31, 2004, subject to the satisfaction of the conditions precedent set forth at Article 14 of the merger agreement) thereby increasing its share capital from € 2,784,562,864 to € 2,822,808,634. These new shares created by sanofi-aventis, fully paid, will be identical to and fungible with the other shares comprising the share capital and, in particular, will be entitled to all distributions of dividends, of interim dividends, or of reserves, declared after their issuance (therefore, the new shares will not have dividend rights to the dividend paid by sanofi-aventis in 2004 in respect of its 2003 results). Aventis shareholders who do not hold enough shares to exercise all of their rights will have the individual responsibility of purchasing or selling the necessary number of shares to exercise those rights. Subject to the effectiveness of the merger, sanofi-aventis undertakes until March 31, 2005, to pay for the brokerage fees and value-added tax, incurred by shareholders of Aventis up to 0.3% of the price of each share bought or sold and related to the purchase or sale of up to a maximum of 22 Aventis shares per holder;

3	Takes notice, subject to the same conditions, that the difference between

The net asset value of the merger contribution of Aventis, amounting to	€27,109,225,679
Less: that part of the net asset value of the merger contribution of Aventis that corresponds to the Aventis shares held by sanofi-aventis, amounting to	€26,562,418,574
Less: the amount of the increase in the share capital of sanofi-aventis, amounting to	€38,245,770
Equals the expected amount of the merger premium of	€508,561,335

4	Takes notice that, subject to the same conditions, because of the retroactivity of the merger, the aggregate amount of dividends received by Aventis in respect of the sanofi-aventis shares that Aventis holds, which was € 27,894,216, will be allocated to the “merger premium” account. The total aggregate amount written to the “merger premium” account therefore amounts to € 536,455,551.

5	Takes notice, subject to the same conditions, that the difference between:

That part of the net asset value of the merger contribution of Aventis that corresponds to the Aventis shares held by sanofi-aventis, in amount of	€26,562,418,574
Less: the net book value of the Aventis shares held by sanofi-aventis, in amount of	€51,840,140,695
Equals the loss on cancelled shares, in amount of	€25,277,722,121

6	Takes notice that, subject to the satisfaction of the conditions precedent set forth in article 14 of the merger agreement, sanofi-aventis shall be substituted for Aventis in all the rights and obligations of Aventis, and specifically:

•	in the obligations of Aventis under the Aventis BSAs (bons de souscription d’actions), having the specifications set forth in the said merger agreement, so that in the event these BSAs are exercised, a number of new sanofi-aventis shares shall be allotted to be issued for the benefit of the holders of the BSAs on their exercise corresponding to the number of Aventis shares to which these BSAs gave right, after application of the merger exchange ratio of 27/23.

•	in the obligations of Aventis in respect of the holders for 48,080,289 Aventis subscription stock options, having the specifications set forth in the said merger agreement, so that sanofi-aventis shares shall be allotted to the holders of Aventis subscription stock options who exercise their options, the number and the subscription price of the shares to which these options give right being adjusted to take into account the merger exchange ratio of 27 sanofi-aventis shares for 23 Aventis shares, in accordance with the terms provided under the merger agreement, with all other terms of their exercise remaining unaltered.

Ninth resolution
(Dissolution without liquidation of Aventis, subject to the satisfaction of the conditions precedent to the merger)

The general meeting, voting under the quorum and majority conditions for extraordinary meetings, having considered the reports of the management board and the supervisory board, decides that as result of the adoption of the previous resolution, and subject to the satisfaction of the conditions precedent set forth in article 14 of the merger agreement, in particular the approval by the extraordinary general meeting of sanofi-aventis shareholders of the merger and of the resulting increase in share capital:

•	The shares created by sanofi-aventis through an increase in share capital, in consideration of the merger contribution, will be directly allocated to Aventis shareholders on December 31, 2004, according to the exchange ratio of 27 sanofi-aventis shares for 23 Aventis shares, in accordance with article L.236-3 of the French Commercial code and will be fully tradeable from the effective time of the increase in share capital in consideration of the merger, which is December 31, 2004, in accordance with article L.228-10 of the French Commercial code; and

•	Aventis will be automatically dissolved without liquidation at the effective time of the merger, which will be on December 31, 2004.

Tenth resolution
(Powers)

The general meeting of shareholders confers full power on the bearer of an original, a copy, or a certified extract from the minutes of this present meeting in order to accomplish all formalities for registrations or notices.

Aventis
Société anonyme à Conseil de Surveillance et à Directoire
au capital de 3.085.061.398,72 Euros
542 064 308 R.C.S. Strasbourg
67917 Strasbourg cedex 9 France
Numéro universel gratuit : 00 800 40 53 43 40

Signature Graphique RCS PARIS B 343 676 532